April 25, 2007

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

      **RE:    SuperDirectories, Inc.**
               **Amendment No. 4 to the Registration Statement on**
               **Form 10-SB**
               **Filed  March 14, 2007**
               **File No. 0-51533**

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.

General

1. We reissue comment one from our letter dated December 14, 2006.  The marked copy of the amendment should be in addition to the unmarked or clean copy and both should be filed on Edgar.  The current amendment, as all prior amendments, simply included R tags to mark revisions.  Contact Edgar filer support at (202) 551-8900 for help in this regard.

2.  With respect to comment two from our letter dated December 14, 2006, it is still not clear what advantages there are for a user to search with SuperDirectories as opposed to utilizing a search engine such as Google or Yahoo. You have disclosed under "Our Business" that the search capability offered to users is "limited to searching our own database." We continue to request that you clearly explain the relevance of providing market information for Yahoo and Google when you say that your company is not a search engine and yet these companies are the market leaders. In addition, the references to Amazon and Ebay do not appear relevant to a comparison of your company, which has yet to generate revenues. Therefore, we again ask for the relevance of the revenues of these companies. References to Google and Yahoo in the context of competitors and the difficulty of entering this business would appear appropriate. However, the more specific information in the exhibit discussing the current market price and market capitalization, in the current context of the information could appear to imply the possibility of SuperDirectories achieving similar results. Given the current status of the company and the lack of revenues, this information would appear speculative. We continue to note the references to exhibit 99.1 where such information is found. We may have further comment.

Our Business, page 2

3.  We reissue comment three from our letter dated December 14, 2006. Further expand your description of business activities from start-up until the present to explain why it has taken approximately seven years to develop your business. In addition, given this time frame of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon your business and the ability of your business to compete. Lastly, clarify whether there have been any other business activities that have occurred from inception to the present or whether you have focused solely on the development of your database from inception. We may have further comment.

4.  We reissue comment five from our letter dated December 14, 2006. The references to "disciplined completeness, (an orderly pattern)" and "disciplined directory" are not clear. Please clarify to explain or define these references. We may have further comment.

5.  Explain how you calculated the average cost of the human editing process and clarify whether this cost includes the cost associated with checking for bad links and for updating or revisions made to the category as necessary. Clarify whether

the cost increases as the number of results for that category increases.  We may have further comment.

6. We note that you are currently adding 320 links per day per consultant.  We also note that you state you expect to add over 20,000 links per day within one year.  Provide the basis for this projection as required by Item 10(d) of Regulation S-B or remove.  We may have further comment.

7. We reissue comment seven from our letter dated December 14, 2006.  We note the statement that the connectivity of the URLs in the database is checked every six hours and that "consultants routinely revise the directory content."  Clarify how often the database information is reviewed for updating the information.  The URL may continue to connect but the information may no longer be relevant.

8. We note "[W]e have established a priority list for the subjects to research based upon their internet search popularity."  Please clarify the source.

9. In the sixth paragraph, you mention adding other topics.  "[A]s our capital raising progresses, we will determine whether and when to broaden the scope of any expansion."  Do you have a plan as to what SuperDirectories will ultimately look like?  When do you estimate that SuperDirectories will be essentially complete?

10. As previously requested, please clearly discuss or compare the cost of "human editing" as opposed to "spiral" editing done by machines.  Provide the basis for your statement on page 2 that "our competitors use a spiraling editing done by machines which are considerably more expensive and do not deliver links."  We may have further comment.

11. As requested in comment four from our December 14, 2006 letter, please clearly discuss the potential limitations on SuperDirectories' information, such as slower updating of information in the directories, out-of-date information or links, a higher level of specificity required in the search term, and the additional expenses as a result of the human editing process, etc.

12. We reissue comment 10 from our letter dated December 14, 2006.  We note the statement that you add searchable categories and links to relevant websites increasing those totals approximately every two hours.  Reconcile with the disclosure that a consultant now bookmarks an average of 320 links per day into your database.  Also, explain how this is consistent with the statement that your database is growing at a rate of 1,500 categories per day.

13. Provide clear disclosure of the current focus of your database in terms of categories and links in the database.  Clarify the extent to which your database

goes beyond service businesses.  We note that you eventually plan to charge a listing fee and pay per click charges to the listed sites.  Clarify the impact this has had upon the selection of categories to the database.  Also, in light of the planned fee system, clarify whether your database will then be scaled back to only those sites that pay a fee.  If not, clarify how they will benefit from the fee.  If these sites will no longer be included in the results from a query, discuss the limitations on the search capabilities to the end users and the potential impact this could have upon the users of your searchable database.  We may have further comment.

14. We reissue comment 13 from our letter dated December 14, 2006.  Disclose whether any of the proprietary products are owned by the company.  Explain the proprietary and licensed software products used by your consultants.

15. We reissue comment 16 from our letter dated December 14, 2006.  Please revise the disclosure in this section and in the plan of operations section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program.  We again note that the website referred to plans to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages.  Fully discuss.

16. We reissue comment 17 from our letter dated December 14, 2006.

17. In the penultimate paragraph, you state that you "do not publish the source of our programs."  Please disclose the reason(s).

18. Expand the last paragraph to explain, "…management has chosen to develop at a pace that does not strain or exceed our ability to attract private investors in support of our development."

Competitive Situation, page 4

19. Reference is made to the third-to-the-last paragraph.  You refer to the "special editing program we created" and that it is considered to be a trade secret.  Disclose how this trade secret is being protected.

Marketing Activities, page 6

20. We note your response to comment 20 from our letter dated December 14, 2006 and the added disclosure that you do not consider the websites listed on Superdirectories to be advertisers.  We note that only those websites that pay a fee and agree to the pay-per-click agreement will be included in the search results by end users.  Clarify whether it will be made clear to the end user that the results are

all paying to be included.  If not, provide an appropriate analysis as to why this is not considered advertising.  We note that other search engines clearly indicate those search results that are paying to be listed at the top or on the first page.  We may have further comment.

21. We reissue comment 21 from our letter dated December 14, 2006.  Please discuss the impact of removing listing websites that are not part of the pay-per-click agreement from the search results to the end users.  Discuss the impact this will have upon the usefulness of the search feature and how this may impact the number of searches performed on the website.  We may have further comment.

22. In the first complete paragraph on page 6, please explain in item (1) "ones that are listed in our quest to populate our database".  State how these are determined and how they are different from the other websites.

23. Please clarify the basis for the statement in the last paragraph, "[N]o internet directory considers a website paying a listing fee, a pay-per-click fee or having an Associate or Affiliate agreement as an advertiser."  We note that other search engines clearly indicate those results that pay to the listed at the beginning or on the first page.

Customers, page 6

24. We note the statement that when you commence marketing you will not be dependent on one or a few customers.  We note that you expect to market to a broad base of website owners listed in the database, currently over 1 million.  When the company commences marketing, there is no guarantee that you will not be dependent on one or a few customers.  Provide clear disclosure, if true, that (1) you currently do not have any customers, (2) that there is no guarantee that you will be able to obtain any customers from the database, and (3) that upon commencing marketing you may initially be dependent on one or more customers.

25. We note the disclosure regarding the expected negotiated fee of between 8% and 15% of the price of the item.  Clarify whether this would be in addition to the listing fee and the pay-per-click fee.  Clarify, if true, that this fee would only be paid if a sale were actually made.

Employees, page 7

26. We note that there are no written contracts with any of the independent consultants/editors although the company uses them on a contract basis.  Please

clarify the material terms of their employment, even if it is only a verbal agreement or understanding.

27. Further, please consider adding another risk factor to address any potential problems as a result of not having entered into any written contracts.

Patents, Trademarks and Royalty Agreements, page 7

28. We note that most of the company's programs were developed "in-house" but that apparently there are no patents, licenses, etc. to protect them.  Please expand this section to address this to the extent that these programs are material to the business.

29. Also, please add a risk factor which addresses any potential problems resulting from the lack of patent, trademarks, etc.

 Risk Factors

"We may be liable for issuing some of our common stock…", page 13

30. We reissue comment 23 from our letter dated December 14, 2006.  Provide more detailed discussion of the facts that led to the potential rescission liability.  Clarify that the potential liability would result from the potential violation of Section 5 of the Securities Act.  Clarify in greater detail the potential problems with the rescission offer and that this would create a second potential violation claim and therefore, the potential for risk or harm would not appear to be "minimal" as indicated in your supplemental response.

31. We reissue comment 26 from our letter dated December 14, 2006.  Revise the discussion of Mr. Wright's option shares to clearly disclose the terms of the written agreement with Mr. Wright and clarify how those activities would appear to fall within the prohibited activities.  Also, clarify that the fact that the agreement indicated that Mr. Wright would not provide any services that would render him ineligible to receive stock pursuant to a Form S-8 does not mean that such activities did not fall within the prohibited activities or remove the statement.  The risk factor should focus on the potential risk and should not focus on negating those risks.  Remove the references to your opinion from the risk factor, as they are an attempt to negate the risk focused upon in this risk factor.  Revise the risk factor accordingly.  Lastly, remove references to the SEC raising questions.  We may have further comment.

32. We reissue comment 24 from our letter dated December 14, 2006.  State when the shares were issued in each instance and when the attempted rescission occurred, as the attempted rescission would re-start the time period for any potential claim.

33. We reissue comment 28 from our letter dated December 14, 2006.  Explain the basis for your prior statement that even without registration pursuant to Form S-8 the shares were validly issued and transferred.  We may have further comment.

Item 2.  Plan of Operation, page 14

34. We note your response to comment 30 from our letter dated December 14, 2006 and the first full paragraph on page 15.  In this regard, it would appear that another risk factor should be presented as one of the first risk factors, to clearly disclose the company's lack of a definitive operating plan, including a specific time frame, a plan of specific steps that must be taken, a plan of estimated costs that may be incurred, and any plans for specific sources of financing.   Further in this regard, we note on page 16 under "Pay Per Click" the references to "we will commence as soon as possible", "…as soon as possible, but have not yet done so", "None have been entered into yet" which shows the tentative nature of your plans.  In light of this lack of a definitive operating plan, it appears that the company is a blank check company.  If you do not feel you are a blank check company, provide a detailed analysis as to why you are not a blank check company and as previously requested, provide a detailed plan of operations as required by Item 303(a) of Regulation S-B.  In this regard, provide the specific steps you plan to take in furtherance of your plan of operations, the time frame for commencing and completing each step, the estimated expenses associated with each step, and the anticipated source(s) of funding.  We may have further comment.

35. We reissue comment 31 from our letter dated December 14, 2006.  Provide clear disclosure in the registration statement as to the basis for your belief that you can raise $1 million of additional capital in the next 12 months considering that you have no placement plan or offering strategy at this time.  We note your supplemental response that you receive inquiries seeking to acquire stock that has resulted in average monthly stock sales of approximately $100,000 "which continue."  In light of this, explain why you have not commenced operations to generate revenues.  In addition, it appears from the most recent quarterly report that you received only $20,000 in stock issuances for the three months ended December 31, 2006.  This would not appear consistent with the statement that you have generated sales of approximately $100,000 "which continue."  In addition, we note that you only generated sales of $595,000 in common stock for the year ended September 30, 2006.  This also does not appear consistent with the supplemental disclosure.  We may have further comment.

36. Update the cash balance as of the most recent practicable date and clarify how long you can currently satisfy your cash requirements based upon the cash currently available.  Clarify whether you will be able to implement your plan of operations fully based upon the current cash available and if so whether this impacts the time frame for how long you can satisfy your cash requirements.

37. We note the quarters referred to in the table of incremental uses of capital.  Clarify these references.  It is unclear the time period to which you refer.

Associates and Affiliates, page 16

38. As previously requested in comment 37 from our letter dated December 14, 2006, please clarify what constitutes the Associates program and the Affiliates program.

Directors, Executive Officers, Promoters…, page 20

39. As previously requested, please disclose the amount of time (number hours per week) Mr. Lalonde devotes to the business, in addition to the percent.

Item 7.  Certain Relationships and Related Transactions, page 22

40. We reissue comment 50 from our letter dated December 14, 2006.  Provide a detailed discussion of Mr. Wright's role as a consultant and the specific services that he provided to the company for which he received the cash of $90,000 and options to purchase 7,605,000 shares of common stock.  Clarify the terms set forth in the consulting agreement with Mr. Wright.

41. We note the supplemental information provided by Mr. Wright in Attachment 1 regarding the gifting of shares to 22 individuals.  Please expand the table to disclose the number of shares gifted to each person and the date upon which the shares were given.  Also, it appears that several names are included twice in the list.  Please list each person only once.

42. Further, please include the information in the table as part of the registration statement in the next amendment to be filed.

43. Please expand the third-to-the-last paragraph on page 23 to disclose the oral agreement between the company and Mr. Wright which commenced August 1, 2006, and the fact that Mr. Wright is being paid $8,000 per month on a month to month basis.

44. We note the statement that you do not intend to engage Innovation Capital Partners in any capacity.  Clarify whether your intent may later change, in

particular due to Mr. Wright's current role as a consultant to the company.  We may have further comment.

45. We reissue comment 52 from our letter dated December 14, 2006.  In this section, please identify the three shareholders who received the complimentary advertising on the SuperDirectories, Inc. website, disclose the dollar value attributed to this service, and the reason for providing this free service.

Item 4.  Recent Sales of Unregistered Securities

46. We reissue comment 55 from our letter dated December 14, 2006.  Please explain the exemption relied upon and the facts supporting your reliance upon the exemption.  Clarify the transactions that were subject to the rescission offer.  Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted.  In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer.  We may have further comment.

1934 Exchange Act Reports

47. We reissue comment 56 from our letter dated December 14, 2006.  Please amend the Form 10-KSB and the Forms 10-QSB to comply with the above comments, as applicable.

Controls and Procedures

48. With respect to your disclosures in Form 10-KSB for the fiscal year ended September 30, 2006, and Form 10-QSB for the quarter ended December 31, 2006, we note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

- Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the date of the report as indicated by your disclosure.
- We note that a partial definition of disclosure controls and procedures was provided.  The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.  For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.
- In your discussion of disclosure controls and procedures, you should refer to either Rule 13a-15(e) or 15d-15(e) of the Exchange Act, not Rule 13(a)-14 as disclosed.

- Your disclosures required by Item 308(c) of Regulation S-B should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not "subsequent to the date of the evaluation referred to above."

Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

Closing Comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

Sincerely,

John Reynolds
Assistant Director

cc: Charles B. Jarrett, Esq.
    via fax (412) 803-3678

Luke Lalonde
SuperDirectories, Inc.
April 25, 2007
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